UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

January 20, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anako Enterprises, Inc. (52-2282383) Stephen E. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Anako Enterprises, Inc. is a New York corporation Stephen E. Kaye is a citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,000,314 [1]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,000,314[1]
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,314[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO for Anako Enterprises, Inc. IN for Stephen E. Kaye

1	On January 20, 2009, Anako Enterprises, Inc. (“Anako”) acquired 283.89831 shares of the Issuer’s Series B1 Preferred Stock and 451.69492 shares of the Issuer’s Series B2 Preferred Stock in exchange for Anako’s holdings of Core Corporate Consulting Group, Inc., which was acquired by the Issuer pursuant to a Merger Agreement. Upon the occurrence of certain conditions set forth in the Merger Agreement, which the Issuer expects to occur within the next 60 days, the Series B1 Preferred Stock will be convertible into 2,441 shares of the Issuer’s Series C Preferred Stock which may further convert into the equivalent of 772,031 shares of common stock, and the Series B2 Preferred Stock will be convertible into 1,228,283 shares of the Issuer’s common stock. The percent of class of 10.6% is based on the sum of 16,883,361 voting common shares outstanding as of January 20, 2009 plus 2,000,314 additional shares resulting from the Reporting Person’s assumed conversion of the aforementioned preferred stock. Stephen E. Kaye is the President and sole shareholder of Anako.

CUSIP No. 204620-20-7

Item 1	(a).	Name of Issuer:

Comprehensive Care Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101

Tampa, Florida 33607

Item 2	(a).	Name of Person Filing:

Anako Enterprises, Inc.

Stephen E. Kaye

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address for both reporting persons is c/o Comprehensive Care Corporation, 3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101, Tampa, Florida 33607

Item 2	(c).	Citizenship:

Anako Enterprises, Inc. is a New York corporation

Stephen E. Kaye is a citizen of the United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

204620-20-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership (as of January 20, 2009)

(a) Amount Beneficially Owned:

2,000,314

(b) Percent of Class:

10.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

As the president and sole shareholder of Anako Enterprises, Inc., Stephen E. Kaye has the sole power to direct the vote with respect to all 2,000,314 shares.

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

As the president and sole shareholder of Anako Enterprises, Inc., Stephen E. Kaye has the sole power to direct the disposition with respect to all 2,000,314 shares.

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2009
Dated

/s/ Stephen E. Kaye
Signature

Stephen E. Kaye, President, Anako Enterprises, Inc.
Name/Title